

21001291

ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-68063

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cascade Partners BD LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29100 Northwestern Hwy, Suite 405
(No. and Street)

Southfield   MI   48034
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rajesh Kothari   248-430-6266

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maloney + Novotny
(Name – *if individual, state last, first, middle name*)

1111 Superior Ave, Suite 700   Cleveland   OH   44114
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rajesh Kothari _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Cascade Partners BD LLC _____, as

of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

KAREN E. VANDEVEER
Notary Public, State of Michigan
County of Oakland
My Commission Expires Jul. 27, 2027
Acting in the County of *Oakland*

Karen E. Vandeveer
Signature

CEO
Title

Karen E. Vandeveer
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com



Report of Independent Registered Public Accounting Firm

To the Member
Cascade Partners BD, LLC
Southfield, Michigan

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cascade Partners BD, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Cascade Partners BD, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cascade Partners BD, LLC's management. Our responsibility is to express an opinion on Cascade Partners BD, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Cascade Partners BD, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Maloney + Novotny LLC

We have served as Cascade Partners BD, LLC's auditor since 2016.

Cleveland, Ohio
February 23, 2021

Business Advisors and Certified Public Accountants
Cleveland | Canton | Columbus | Delaware | Elyria



Cascade Partners BD, LLC
Statement of Financial Condition
As of December 31, 2020
(Confidential Treatment Requested)

ASSETS

Current Assets		
Cash	$	90,004
Accounts Receivable, net of allowance		
of $359,455		19,096
Prepaid Expenses		28,638
TOTAL ASSETS		**137,738**

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts Payable	142
Total Liabilities	142
Equity	
Member's Equity	137,596
Total Member's Equity	137,596
TOTAL LIABILITIES & MEMBER'S EQUITY	$ 137,738

-The accompanying notes are an integral part of these financial statements-

Note 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Cascade Partners BD, LLC (the "Company") is a limited broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and is a member of Securities Investor Protection Corporation ("SIPC"). The Company is a Michigan Limited Liability Company that is a wholly owned subsidiary of Cascade Partners, LLC (the "Parent"). The Company provides investment banking and certain other financial services to a variety of companies.

b. Financial Reporting Framework—The Company's financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results may differ from those estimates.

d. Cash and Cash Equivalents—For purposes of the statements of cash flows, the Company considers all deposits in demand accounts and all short-term securities purchased with a maturity of three months or less to be cash or cash equivalents.

e. Accounts Receivable—The accounts receivable are stated at the amount management expects to collect from outstanding balances at year-end. Management closely monitors outstanding balances and writes off balances when deemed uncollectible.

f. Revenue Recognition—The Company recognizes revenue in accordance with Topic 606 Revenue from Contracts with Customers, in the Accounting Standards Codification (ASC). Topic 606 requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

g. Warrants—From time to time, the Company may receive warrants from clients as partial payment for consulting fees. It is the Company's opinion that these warrants had no value at the date of receipt and at December 31, 2020 because the limited market liquidity, high likelihood of further dilution, and risks for ongoing success of the companies.

h. Income Taxes—The Company is not a tax paying entity for the purposes of federal and state income taxes. Federal and state income taxes of the Company are reported by the Parent entity, and accordingly, no provision for income taxes has been reflected on the statements. The Company does not have any significant unrecognized tax benefits or liabilities as of December 31, 2020.

i. Subsequent Events—The Company has evaluated events and transactions that occurred between January 1, 2021 and February 23, 2021 which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. No items were noted for inclusion in the financial statements as a result of these procedures.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of not less than $5,000 and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1), or $5,000, whichever is greater. As of December 31, 2020, the Company had net capital of $89,862 or $84,862 net capital in excess of minimum net capital required. As of December 31, 2020, the Company's ratio of aggregate indebtedness was .002 to 1. There were no material differences between net capital as calculated by the Company and the balance as reported in the supplementary information Schedule I Computation of Net Capital Under SEC Rule 15c3-1.

Note 3: RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement with its Parent company covering certain operating expenses. The Company is invoiced for these services on a monthly basis. Included in the ordinary expenses are shared expenses of $123,740 for the year ended December 31, 2020.

Note 4: COVID-19 Global Pandemic

On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease 2019 ("COVID-19") a global health emergency and subsequently declared the COVID-19 outbreak a global pandemic in March 2020. The pandemic has adversely affected domestic and global economic activity and the full impact continues to evolve as of the date of this report. Accordingly, the effects of the pandemic on the future financial condition, results of operations and cash flows of the Company are unknown at this time.

Cascade Partners BD, LLC

Financial Statements and
Independent Auditor's Report
For The Year Ended December 31, 2020

FORM X-17A-5
Part III
(AVAILABLE FOR PUBLIC INSPECTION)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number:	3235-0123
Expires:	August 31, 2020

Estimated average burden
hours per response......12.00

SEC Mail Processing **ANNUAL AUDITED REPORT**
FORM X-17A-5
MAR 1 1 2021 **PART III**

Washington, DC **FACING PAGE**

SEC FILE NUMBER
8-68063

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cascade Partners BD LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

29100 Northwestern Hwy, Suite 405

(No. and Street)

Southfield	MI	48034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rajesh Kothari   248-430-6266

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maloney + Novotny

(Name – *if individual, state last, first, middle name*)

1111 Superior Ave, Suite 700	Cleveland	OH	44114
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Rajesh Kothari _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Cascade Partners BD LLC
_____ , as

of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

Karen E. Vandever
Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

[✓] (a) Facing Page.

[✓] (b) Statement of Financial Condition.

[ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).

[ ] (d) Statement of Changes in Financial Condition.

[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[ ] (g) Computation of Net Capital.

[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[✓] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 w maloneynovotny.com



Report of Independent Registered Public Accounting Firm

To the Member
Cascade Partners BD, LLC
Southfield, Michigan

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cascade Partners BD, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Cascade Partners BD, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cascade Partners BD, LLC's management. Our responsibility is to express an opinion on Cascade Partners BD, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Cascade Partners BD, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Maloney + Novotny LLC

We have served as Cascade Partners BD, LLC's auditor since 2016.

Cleveland, Ohio
February 23, 2021

Business Advisors and Certified Public Accountants
Cleveland | Canton | Columbus | Delaware | Elyria


A member of
Nexia
International

Cascade Partners BD, LLC
Statement of Financial Condition
As of December 31, 2020
(Confidential Treatment Requested)

ASSETS

Current Assets

Cash	$	90,004
Accounts Receivable, net of allowance		
of $359,455		19,096
Prepaid Expenses		28,638
TOTAL ASSETS		**137,738**

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts Payable	142
Total Liabilities	142

Equity

Member's Equity	137,596
Total Member's Equity	137,596

TOTAL LIABILITIES & MEMBER'S EQUITY	$	**137,738**

-The accompanying notes are an integral part of these financial statements-

Note 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Cascade Partners BD, LLC (the "Company") is a limited broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and is a member of Securities Investor Protection Corporation ("SIPC"). The Company is a Michigan Limited Liability Company that is a wholly owned subsidiary of Cascade Partners, LLC (the "Parent"). The Company provides investment banking and certain other financial services to a variety of companies.

b. Financial Reporting Framework—The Company's financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results may differ from those estimates.

d. Cash and Cash Equivalents—For purposes of the statements of cash flows, the Company considers all deposits in demand accounts and all short-term securities purchased with a maturity of three months or less to be cash or cash equivalents.

e. Accounts Receivable—The accounts receivable are stated at the amount management expects to collect from outstanding balances at year-end. Management closely monitors outstanding balances and writes off balances when deemed uncollectible.

f. Revenue Recognition—The Company recognizes revenue in accordance with Topic 606 Revenue from Contracts with Customers, in the Accounting Standards Codification (ASC). Topic 606 requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

g. Warrants—From time to time, the Company may receive warrants from clients as partial payment for consulting fees. It is the Company's opinion that these warrants had no value at the date of receipt and at December 31, 2020 because the limited market liquidity, high likelihood of further dilution, and risks for ongoing success of the companies.

h. Income Taxes—The Company is not a tax paying entity for the purposes of federal and state income taxes. Federal and state income taxes of the Company are reported by the Parent entity, and accordingly, no provision for income taxes has been reflected on the statements. The Company does not have any significant unrecognized tax benefits or liabilities as of December 31, 2020.

i. Subsequent Events—The Company has evaluated events and transactions that occurred between January 1, 2021 and February 23, 2021 which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. No items were noted for inclusion in the financial statements as a result of these procedures.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of not less than $5,000 and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1), or $5,000, whichever is greater. As of December 31, 2020, the Company had net capital of $89,862 or $84,862 net capital in excess of minimum net capital required. As of December 31, 2020, the Company's ratio of aggregate indebtedness was .002 to 1. There were no material differences between net capital as calculated by the Company and the balance as reported in the supplementary information Schedule I Computation of Net Capital Under SEC Rule 15c3-1.

Note 3: RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement with its Parent company covering certain operating expenses. The Company is invoiced for these services on a monthly basis. Included in the ordinary expenses are shared expenses of $123,740 for the year ended December 31, 2020.

Note 4: COVID-19 Global Pandemic

On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease 2019 ("COVID-19") a global health emergency and subsequently declared the COVID-19 outbreak a global pandemic in March 2020. The pandemic has adversely affected domestic and global economic activity and the full impact continues to evolve as of the date of this report. Accordingly, the effects of the pandemic on the future financial condition, results of operations and cash flows of the Company are unknown at this time.